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                              June 4, 2020

       Matthew P. Jordan
       Chief Financial Officer
       RMR Group Inc.
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, MA 02458-1634

                                                        Re: RMR Group Inc.
                                                            Form 10-K for the
Year Ended September 30, 2019
                                                            File No. 001-37616
                                                            Filed November 22,
2019

       Dear Mr. Jordan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended September 30, 2019

       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition
       Other Client Company Reimbursable Expenses, page F-11

   1. You assert here that based on your evaluation of FASB ASC 606 you have determined you control the
services provided by third parties for your Client Companies and account for the cost of these
services and the related reimbursement revenue on a gross basis. You also disclose: (1)
these transactions include reimbursements that arise from services you provide pursuant to
your property management agreements, (2) under each property management agreement
you act as managing agent for each Managed Equity REIT, and
                                                        (3) Manage Equity
REIT's are considered to be Client Companies. Please tell us what third party services
are provided, who requests the services and how you control the services such that you
are the principal and not an agent for these transactions with respect
 Matthew P. Jordan
RMR Group Inc.
June 4, 2020
Page 2
         to (i) Managed Equity REIT's and (ii) other Client Companies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements, related matters or any other questions.



FirstName LastNameMatthew P. Jordan                         Sincerely,
Comapany NameRMR Group Inc.
                                                            Division of
Corporation Finance
June 4, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName